Mail Stop 4561

June 3, 2008

Mr. Dennis E. Gershenson
Chairman, President, and Chief Executive Officer
Ramco-Gershenson Properties Trust
31500 Northwestern Highway
Farmington Hills, MI 48334

> **Re: Ramco-Gershenson Properties Trust**
> **Form 10-K for the year ended December 31, 2007**
> **Form 10-Q for the quarter ended March 31, 2008**
> **File No. 1-10093**

Dear Mr. Gershenson:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Daniel L. Gordon
Branch Chief